Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics and Brock University sign collaboration agreement to develop novel anticancer drugs

TORONTO, CANADA, December 18, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has signed a collaboration agreement with Brock University for the development of novel anticancer drugs based on chemical derivatives of the natural compound pancratistatin.

Under the collaboration, Lorus will test the anticancer activity and drug-like properties of pancratistatin derivatives synthesized by Dr. Tomas Hudlicky’s research group at Brock University. Lorus will contribute 50% of total eligible costs in the form of cash and/or in-kind contributions to the project, and will share jointly with Brock University in new intellectual property created from this collaboration. This collaborative partnership is made possible through funding from the Federal Economic Development Agency for Southern Ontario’s Applied Research and Commercialization Initiative.

Pancratistatin has strong anti-tumor activity against a number of cancers, including breast, lung, prostate, and pancreatic tumors, with minimal toxic effects on normal cells. The development of pancratistatin as a cancer therapy has been challenging because of its limited availability from natural sources and its poor solubility. Dr. Hudlicky’s group has synthesized several pancratistatin derivatives that have improved solubility and yield, and which show anticancer activity based on preliminary studies.  Lorus will conduct further anticancer testing on these and additional compounds, as well as bioavailability studies in animals.

“Tomas and his group have done some ground-breaking work and we are very pleased to join this effort in developing novel derivatives of pancratistatin, which we believe is a new and exciting approach to cancer treatment,” said Aiping Young, MD, PhD, President and CEO of Lorus Therapeutics. “We continually seek out innovative programs to complement our pipeline of cancer products, and we look forward to contributing our expertise in targeted drug development to accelerate this program from the academic lab into the preclinical development stage.”

“This is an exciting new opportunity. Professor Hudlicky has an impressive track record commercialising his scientific discoveries, and we are very happy that this new partnership is with Lorus, an innovative company also located in Ontario,” said John Wilson PhD, Director of Innovation and Commercialization, Brock University.

About Pancratistatin
Pancratistatin is a potent naturally occurring anti-tumor agent isolated from the Amaryllidaceae family of plants. Drug development of this compound has been hampered because it has poor solubility and bio-availability. Recent work from the Professor Hudlicky’s laboratory has led to the discovery and development of potent synthetic derivatives of pancratistatin and 7-deoxypancratistatin that have proven highly active against several cancer cell lines, causing cancer cell killing while not affecting healthy cells. With more than 12 million new cancer cases diagnosed each year and anti-cancer drug sales exceeding $50 billion worldwide in 2009, new drugs, like pancratistatin derivatives with efficacy against major tumor types, have a very significant market potential.

About Lorus
Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

About Brock University
Brock University, located in St. Catharines, Ontario, Canada, is increasingly becoming a major player in the Niagara Region’s economic, social, and cultural development. The recently-opened $112-million Cairns Family Health and Bioscience Research Complex is home to Brock’s BioLinc Business Incubator, which fosters partnerships between Brock researchers and area businesses to commercialize research innovations. The complex also contains the advanced Phytotron greenhouse, to be used for making medicines from plants and improving environmental stress in soybeans and disease resistance in rice. A key focus is on a transdisciplinary approach to research, where experts from different disciplines collaborate to create a less restricted culture for examining issues and advancing knowledge.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our ability to continue as a going concern, our ability to fund future research, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval processour ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com